

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 1, 2015

<u>Via E-mail</u>
Mr. David A. Baumgarten
President and Chief Executive Officer
Bank Mutual Corporation
4949 West Brown Deer Road
Milwaukee, WI 53223

Re: **Bank Mutual Corporation**
             Form 10-K for the Fiscal Year Ended December 31, 2014
             Filed March 6, 2015
             Definitive Proxy Statement on Schedule 14A
             Filed March 6, 2015
             File No. 001-36528

Dear Mr. Baumgarten:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Era Anagnosti

                        Era Anagnosti
                        Legal Branch Chief